

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2011

Via E-mail
Sardar Biglari
Chairman and Chief Executive Officer
Biglari Holdings Inc.
175 East Houston Street, Suite 1300
San Antonio, TX 78205

> **Re: Biglari Holdings Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 21, 2011**
> **File No. 000-08448**

Dear Mr. Biglari:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal One, page 3

1. Please revise your proxy to present the proposals to increase the number of authorized shares, to redesignate your Common Stock as Class A Common Stock, and to approve the issuance of Class B Common Stock as separate proposals or advise. If any of the proposals are mutually conditioned, revise your proxy accordingly and provide appropriate disclosure in your proxy statement regarding the effect of a negative vote on the related proposals. Refer to Exchange Act Rule 14a-4(a)(3).

2. We note your disclosure that the issuance of Class B Common Stock as a dividend will not result in dilution to existing shareholders. Please balance this disclosure in each instance to disclose that future issuances of Class B Common Stock could result in dilution and diminution of voting power of existing shareholders.

Background and Reasons for the Proposal, page 3

3. Please revise the second paragraph of this section to clearly state, if true, that you have no current plans or proposals involving the issuance of Class B Common Stock in connection with acquisitions or other transactions.

4. Please revise to disclose the possible anti-takeover effects of the increase in authorized shares.

5. Please revise to explain in greater detail why you believe the market for Class B Common Stock will be more liquid than for Class A Common Stock.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 if you have questions regarding these comments.

                                    Sincerely,

                                    /s/ Loan Lauren P. Nguyen

                                    Loan Lauren P. Nguyen
                                    Special Counsel

cc: Michael R. Neidell, Esq.
       Olshan Grundman Frome Rosenzweig & Wolosky LLP